EXHIBIT 99.1

New Found Gold Strengthens Board of Directors

Vancouver, BC, March 3, 2025 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the appointment of Chad Williams to its board of directors (the “Board”). Effective immediately, Mr. Williams will replace Collin Kettell, Founder of New Found, who is stepping off the Board.

Mr. Williams is the Chairman and Founder of Red Cloud Mining Capital Inc. He has extensive experience in mining finance and management, having previously held the positions of CEO of Victoria Gold Corp. and Head of Mining Investment Banking at Blackmont Capital Inc., and was a highly ranked mining analyst at TD Bank and other Canadian brokerage firms.

Paul Huet, Chairman of New Found, stated “We are excited to have Chad join the Board as an Independent Director. With his extensive capital markets experience and depth of knowledge of the mining industry, Chad is an excellent addition to the Board.”

“I would like to take this opportunity to sincerely thank Collin for his significant contributions to New Found. He was instrumental in the discovery of the Queensway Gold Project and remains a supportive major shareholder of the Company”, continued Mr. Huet.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

With over 600,000 metres of drilling completed since 2020, the Company has outlined multiple near-surface, high-grade gold discoveries over a 22 kilometre strike extent. Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare Project that covers a 110 km strike extent along two prospective fault zones.

The Company has recently commissioned an initial mineral resource estimate and preliminary economic assessment, which are scheduled for completion in early and late Q2/25, respectively.

New Found has a new management team in place, a solid shareholder base, which includes an 18% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (845) 535-1486

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the initial mineral resource estimate and preliminary economic assessment for the Queensway Project and the timing thereof; the benefits of the management and Board changes; growth and value creation; exploration, drilling and mineralization on the Queensway Project; plans for future exploration and drilling; the jurisdiction of the Queensway Project; and the merits of the Queensway Project. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the initial mineral resource estimate and preliminary economic assessment, the results and timing of the initial mineral resource estimate and preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC